FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

December 1, 2014

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Federated Managed Volatility Fund (the “Fund”)

1933 Act File No. 002-91090

1940 Act File No. 811-04017

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your additional comments received on November 25, 2014 on its Rule 485(a) Post-Effective Amendment No. 152 and Amendment No. 146, with respect to the Fund, submitted via EDGAR on September 17, 2014, and on its previous correspondence filing with respect thereto submitted via EDGAR on November 18, 2014.

1. With respect to the investment objective of total return while managing the Fund’s annualized volatility, please explain how the volatility management impacts the total return.

RESPONSE: The Fund will modify both the Summary and Statutory Fund Strategy sections to clarify how the volatility management strategy impacts total return. The modified disclosure will clarify that Federated Global Investment Management Corp. (Fed Global) and Federated Equity Management Company of Pennsylvania (FEMCOPA), the Fund’s Co-Advisers responsible for working collaboratively to implement the Fund’s managed volatility strategy, believe that the managed volatility strategy may lead to enhanced returns for investors while dampening large swings in the volatility of the Fund’s portfolio over time.

2. With respect to both the Summary and Statutory strategies, please further explain which Co-Adviser is doing which part of the strategy.

RESPONSE: The Fund will modify both the Summary and Statutory Fund Strategy sections to clarify which Co-Adviser is responsible for managing which portions of the Fund’s strategy. The modified disclosure will clarify that: (1) FEMCOPA is primarily responsible for managing the equity portion of the Fund’s portfolio, including equity securities and related derivative contracts; (2) Federated Investment Management Company (FIMCO) is primarily responsible for managing the fixed-income portion of the Fund’s portfolio, including fixed income securities and related derivative contracts; (3) Fed Global and FEMCOPA work collaboratively and are primarily responsible for implementing a managed volatility strategy that involves managing the Fund’s use of futures contracts to adjust the Fund’s expected volatility to a target annualized volatility;(4) Fed Global and FEMCOPA also are primarily responsible for determining the allocation of the Fund’s portfolio between equity, fixed income and other investments; (5) each Co-Adviser also may from time to time consult and work collaboratively with, or be informed by the decisions of or information from, one or both of the other Co-Advisers in connection with making certain investment decisions in regards to the Fund’s investment strategies and portfolio, in addition to various compliance, operational and administrative matters; and (6) while the Co-Advisers may work collaboratively in connection with the management of the Fund’s portfolio as described above, under certain circumstances, such as, for example, when certain personnel at another Co-Adviser are not available, a Co-Adviser may make decisions or otherwise act independently from the other Co-Advisers.

3. With respect to the “Risk of Managed Volatility Strategy,” please make the following sentence its own paragraph and expand on the risks of losses. If the losses are unlimited, then explain how and the resulting impacts on the Fund: “Furthermore, losses on the Short S&P Futures Positions are potentially unlimited.”

RESPONSE: The Fund will modify the “Risk of Managed Volatility Strategy” risk factor to clarify the risk of losses, as well as the impact of potentially unlimited losses on the Fund, as a result of the managed volatility strategy. The modified disclosure will clarify that the Fund will use Short S&P 500 Futures Positions to hedge the Fund’s long equity exposure, and that the Fund’s losses on a Short S&P 500 Futures Position could theoretically be unlimited as there is no limit as to how high the S&P 500 can appreciate in value. The disclosure will further clarify that such losses would tend to be offset by the appreciation of the Fund’s equity holdings, and that the use by the Fund of Short S&P 500 Futures Positions to hedge the Fund’s long exposure and manage volatility within a target may not be successful.

4. Is the management fee reduced by the amount of the management fee for the underlying funds?

RESPONSE: No. The underlying funds do not charge a management fee so no offset is necessary. If the Fund would, in the future, invest in an underlying fund that charges a management fee, applicable policies and procedures, as well as SEC guidance, regarding the reduction of management fees to avoid shareholders paying duplicative management fees would be followed.

5. Please describe in writing the Fund’s analysis regarding Board and/or shareholder approval of the reallocation of responsibilities and/or management fees among the Co-Advisers, citing any applicable SEC guidance or no-action positions taken by SEC staff. Please identify any material differences between prior guidance and no-action positions and the Fund’s activities.

RESPONSE: The Fund, K&L Gates LLP (“Fund Counsel”) and the Co-Advisers, believe that the Co-Adviser structure, including the Investment Advisory Contract (“Advisory Contract”), which was reviewed in detail with and approved in person by the Board of Trustees (“Board”) of the Trust, including a majority of disinterested trustees, at its in-person August 2014 meetings, is consistent with the Investment Company Act of 1940, as amended (the “1940 Act”), including Section 15(a) of the 1940 Act and Rule 2a-6 under the 1940 Act, and applicable SEC staff guidance thereunder. Specifically, only Board, and not shareholder, approval is required in connection with the Advisory Contract approved by the Board.

The Board approved the Fund’s advisory arrangements and applicable Advisory Contract, including the fees to be allocated among the Co-Advisers. Section 15(a) of the 1940 Act generally makes it unlawful to act as an investment adviser of a registered investment company except pursuant to a written contract that, among other requirements, has been approved by the vote of a majority of the outstanding voting securities of the registered investment company, and provides for automatic termination in the event of its assignment. These requirements were imposed to “protect shareholders from the abuses that may arise due to ‘trafficking’ in advisory contracts, or other material modifications that may harm investors, such as unwarranted fee increases or a decline in services for which they pay fees.” See INVESCO (SEC No-Action Letter (pub. avail. Aug. 5, 1997) (“Invesco”), citing Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (statement of David Schenker, Chief Counsel, Investment Trust Study)). Rule 2a-6 under the 1940 Act (“Rule 2a-6”), however, provides that a transaction which does not result in a change of actual control or management of the investment adviser to an investment company is not an assignment for purposes of the prohibition on assignments of investment advisory contracts.

The Advisory Contract provides for the payment of a single advisory fee by the Fund to a single Co-Adviser, Federated Global Investment Management Corp. (“Fed Global”), and permits Fed Global to allocate among the Co-Advisers the advisory fee in a manner commensurate with the services each Co-Adviser provides to the Fund. The aggregate fee under this advisory contract is the same as the fee paid by the Fund under the previous advisory contract. Based on prior staff guidance, the allocation and reallocation of fees among the Co-Advisers does not require a shareholder vote under Section 15(a).

In Invesco, the SEC staff determined that it would not recommend enforcement action under Section 15(a) if the advisory fees paid by certain funds and their series were reallocated between an adviser and its affiliated sub-advisers, without obtaining shareholder approval, provided that (i) none of the adviser or sub-advisers would reduce the quality or quantity of its services with respect to a fund or series, and (ii) each sub-advisory agreement was amended in accordance with Section 15 of the 1940 Act other than the shareholder vote requirement, to reflect the reallocation.

More recently, in RiverNorth Capital Management, LLC (SEC No-Action Letter (pub. avail. July 28, 2014)) (“RiverNorth”), the SEC staff determined that it would not recommend enforcement action under Section 15(a) if the advisory fees paid by certain funds and their series were reallocated between an adviser and its unaffiliated sub-advisers, without obtaining shareholder approval, provided that: (i) the advisory fees charged to the Fund and its shareholders would not increase; (ii) neither the adviser nor the sub-adviser would reduce or modify in any way the nature and level of its services with respect to a fund; (iii) the subadvisory agreement would be amended in accordance with Section 15 of the 1940 Act, other than the shareholder vote requirement, to reflect the reallocation; and (iv) the fund would provide appropriate notice regarding the amendments to existing and prospective shareholders.

The primary difference between the Invesco and RiverNorth scenarios is the affiliation between the adviser and the sub-adviser. The Fund, Fund Counsel and the Co-Advisers believe that the factual scenario described in the Invesco letter most closely matches the Trust’s arrangement with the Co-Advisers with respect to the Fund because all of the Co-Advisers subject to Section 15(a) review in each case are under common control. Each is an indirect, wholly-owned subsidiary of Federated Investors, Inc. Furthermore, although the Invesco letter specifically addresses adviser/sub-adviser relationships, the Fund, Fund Counsel and the Co-Advisers believe that the principles of the Invesco letter are equally applicable to co-advisory relationships because advisers, sub-advisers, and co-advisers to a registered investment company are equally subject to Section 15(a).

The Trust’s arrangement with the Co-Advisers conforms to the Invesco standard for material changes to an advisory contract absent shareholder approval, and, thus, that the Advisory Contract may provide for the reallocation of advisory services and fees without obtaining shareholder approval. As in Invesco, under the Advisory Contract, (i) none of the Co-Advisers presently contemplates reducing the quality or quantity of its services with respect to the Fund, and (ii) the Board expects to evaluate and approve any material adjustment to the allocation of services and fees among the Co-Advisers under the Advisory Contract in the future. The fact that, after Board approval of any material adjustment, the Trust and Co-Advisers will not have to physically amend the Advisory Contract is not a significant difference between the Trust’s arrangement with the Co-Adviser and the Invesco no-action letter. Moreover, in this case, the allocation of services among the Co-Advisers will be disclosed in the Fund’s Summary Prospectus and Statutory Prospectus, and the allocation of advisory fees will be disclosed in the Fund’s Statement of Additional Information. In addition, the advisory fees paid by the Fund will not increase as a result of adjustments to the fee allocations among the Co-Advisers, and current fee allocations among the Co-Advisers will be disclosed in the Fund’s Statement of Additional Information. Any material adjustments would be similarly disclosed. Thus, the Fund, Fund Counsel and the Co-Advisers believe that the Trust’s arrangement with the Co-Advisers with respect to the Fund also meets the additional substantive principles of the RiverNorth no-action letter.

The Fund, Fund Counsel and the Co-Advisers also believe that, while not precedential, the Co-Adviser structure is consistent with other similar co-advisory relationships maintained by other investment companies registered under the 1940 Act and reviewed by the SEC staff (see, e.g., Relevant portions of the Prospectus, Statement of Additional Information, and Investment Co-Advisory Agreement for Eagle MLP Strategy Fund, a series of Northern Lights Fund Trust, Securities Act File No. 333-122917 and ICA No. 811- 21720 (485BPOS filed August 22, 2014 and effective August 28, 2014)). The Eagle MLP Strategy Fund is managed by two co-advisers, Princeton Fund Advisors, LLC and Eagle Global Advisors, LLC. The co-advisory agreement between Northern Lights Fund Trust, Princeton Fund Advisors, LLC and Eagle Global Advisors, LLC provides that the Eagle MLP Strategy Fund will pay a single advisory fee to the two co-advisers, and the co-advisers are permitted to divide the fee among themselves in their discretion. As with the Advisory Contract, the co-advisory contract for Eagle MLP Strategy Fund permits flexibility in how the advisory fee is allocated, and is not required to be amended in order to alter that allocation.

Based on the above discussion, the Fund, Fund Counsel and the Co-Advisers believe that the establishment of an advisory contract that specifically identifies the management fee to be paid to co-advisers to a registered investment company, but allows co-advisers to allocate the fee amongst themselves in a manner that is not specifically identified in the contract, is neither inconsistent with the plain language of Section 15(a) nor a novel practice. The arrangement between the Trust and the Co-Advisers does not raise the concerns about “trafficking” in advisory contracts or harming investors through diminution in services or increases in advisory fees that Section 15 of the 1940 Act was adopted to prevent. This is particularly true given that the Co-Advisers are under common control.

Accordingly, the Fund, Fund Counsel and the Co-Adviser’s believe that the Co-Adviser structure, including the Advisory Contract, which was reviewed in detail with and approved in person by the Board of the Trust, including a majority of the disinterested trustees, at its meeting on August 15, 2014, is consistent with the 1940 Act and applicable SEC staff guidance thereunder.

6. Please describe how the Board will evaluate the services of the Co-Advisers on an annual basis. Please identify services that may be assessed in light of all services provided under the contract, and those that may be distinguishable and subject to meaningful assessment with respect to each separate Co-Adviser.

RESPONSE: When evaluating the services of the Co-Advisers, the Board will seek to consider, among other things: the nature, extent, and quality of the services provided by the Co-Advisers, in the aggregate and on an individual basis; and the resources each Co-Adviser allocates to providing services to the Fund. To the extent that that Board can evaluate the Co-Advisers’ performance on both an aggregate and on an individual basis, the Board expects to do so. For example, in addition to evaluating the performance of the Fund, the Board also expects to evaluate the performance of the Co-Advisers primarily responsible for the equity portion and the fixed income portion of the Fund’s portfolio based on the performance of those portions of the Fund’s portfolio, to the extent that comparable benchmarks exist. Likewise, when evaluating the Co-Advisers’ cost of providing services under the contract, the Board expects to evaluate the profitability of the Co-Advisers in the aggregate, and the amount of resources allocated by each Co-Adviser to the management of the Fund. The Board expects to evaluate the resources devoted by each Co-Adviser to the management of the Fund based on one or more metrics, potentially including the number of portfolio managers of each Co-Adviser devotes to managing the Fund’s affairs.

7. Please reference Hedging in the Strategy sections and describe what instruments will be used to hedge.

RESPONSE: The Fund will modify both the Summary and Statutory Fund Strategy sections to reference hedging and to describe what instruments will be used to hedge. The modified disclosure will clarify that the Fund will use Short S&P 500 Futures Positions to hedge the Fund’s exposure to long equity positions and the Fund may also use other equity futures or interest rate futures for hedging purposes. Additional disclosure under “What are the Fund’s Principal Investments” in the Statutory Prospectus also will explain hedging transactions in more detail.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724) 720-8838 or Trayne S. Wheeler at (617) 951-9068.

Very truly yours,

/s/M. Allison Miller

M. Allison Miller

Senior Paralegal

/s/ K&L Gates LLP

NAME Trayne S. Wheeler

TITLE: Partner